Filed by EO Charging

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: First Reserve Sustainable Growth Corp.

SEC File No.: 001-40169

Date: October 21, 2021

EO CHARGING LAUNCHES EBUS DIVISION & SOFTWARE

PLATFORM TO SUPPORT ZERO-EMISSION PUBLIC TRANSPORT

•	EO launches eBus division & dedicated software platform as part of ambition to become the global leader in electric fleet vehicle charging

•	Keith Watson, former senior director at Alexander Dennis Limited has been hired to lead the new electric bus team at EO

•	EO’s eBus charge point & depot software helps operators manage bus fleets reliably and profitably, supporting the electrification of public transport and the drive to reach clean air targets

LONDON, UK – 21st October , 2021 – EO Charging (“EO”), a leading provider of technology-enabled turnkey solutions for electric vehicle (“EV”) fleets, today announced the launch of a dedicated eBus division & software platform to support the electrification of bus fleets and the drive by local and national governments to reach clean air targets.

Building on EO’s leading fleet management capabilities and adding functionality specific to electric buses, EO’s eBus software solution will integrate with any OCPP-compliant charge point, not just EO’s own charging hardware. Managed by EO Cloud, EO’s leading electric vehicle charging software, the new eBus solution easily enables the integration of new buses as fleets grow, as well as the integration of new charging hardware over time.

The software solution provides significant benefits for fleet managers who want to configure new depots and install chargers; fleet managers who are decarbonising their fleets and need to understand how to operate an eBus fleet profitably and reliably; and finance teams who need to understand the costs and factors such as energy consumption and wastage.

EO’s eBus charge point and depot management software includes features to enhance fleet manager experience around:

•	Charge point status and performance: Charger status and availability

•	Vehicle tracking & data: View vehicle State of Charge (% SOC) and live bus route information via telematics

•	Depot view: Easily check depot, OCPP compliant charger and bus statuses using the EO Cloud from anywhere in the world

•	Remote diagnostics & resolution: Diagnose and resolve charging faults remotely, reducing the need for on-site interventions

•	24/7/365 support & maintenance: In-platform premium service for charging infrastructure

•	OCPP compliant: UK’s first Open Charge Point Protocol (OCPP) compliant eBus software solution

Heavyweight hire to lead eBus division

EO has appointed Keith Watson, former senior director at Alexander Dennis Limited, a leading independent global bus manufacturer, to lead the new division.

“Moving to a zero-emission fleet is now the number one priority for bus operators around the world. Government and local authorities have set ambitious net-zero targets and there’s mounting pressure from the general public on the need for cleaner air in our cities. We know that a one-size-fits all approach to electrification doesn’t work for bus operators and we’re building a solution that can adapt to any customer” said Keith Watson, Head of eBus at EO Charging.

Decarbonising public transport is a vital part of the net zero ambitions of local authorities. In September, for example, the Mayor of London, Sadiq Khan, announced that all new Transport for London (TfL) buses would be zero-emission and that he aimed to completely decarbonise the fleet by 2034.

In February, UK Prime Minister Boris Johnson promised funding support over five years to help bus operators in England move to zero-emission buses. However, leading bus manufacturers and trade unions jointly wrote to the Department for Transport and Treasury in September to demand a clearer funding timetable and increased urgency over the release of the funds.

“Launching our new eBus division is an important next step on our mission to become the global leader in charging electric car, van truck and bus fleets,” said Charlie Jardine, CEO of EO Charging. “Governments, local authorities and industry are all making a strong push to decarbonize, and our eBus division, along with our software, is the perfect partner to all entities with the ambition of eliminating emissions,” Mr. Jardine continued.

From design to deployment, EO’s fleet solution includes the full suite of what a business or government needs to electrify vehicle fleets at scale and at pace. EO’s EV fleet charging services are already used by some of the world’s leading corporations in the U.K. and Europe including Amazon, DHL, Go-Ahead, Tesco, and Uber.

EO Charging recently announced an agreement for a business combination with First Reserve Sustainable Growth Corp. (NASDAQ: FRSG, FRSGW), which is expected to result in EO Charging becoming a public company listed on the NASDAQ exchange.

-ENDS-

About EO

EO is a leading provider of technology-enabled turnkey solutions for electric vehicle (“EV”) fleets. EO designs and manufactures EV charging stations and hardware-agnostic cloud-based charge-point management software for fleets at its headquarters in the UK. EO also provides installation services and ongoing operations and maintenance services across its fleet customer base.

Founded in 2014, EO’s technology is used by a number of the world’s largest businesses and fleet operators, and it now distributes to over 35 countries around the world. It aims to become the global leader in charging electric van, truck, bus and car fleets.

EO was ranked number 27 on the Financial Times’ FT1000 list of Europe’s fastest-growing companies. EO previously announced an agreement for a business combination with First Reserve Sustainable Growth Corp. (NASDAQ: FRSG), which is expected to result in EO becoming a public company listed on the NASDAQ exchange.

To learn more, please visit www.EOcharging.com and follow us @EOCharging on Twitter and LinkedIn.

Forward Looking Statements

The information in this press release includes “forward-looking statements”. All statements, other than statements of present or historical fact included in this press release, regarding the proposed business combination between First Reserve Sustainable Growth Corp. (“FRSG”), Juuce Limited (the “Company”) and EO Charging (“EO”), each of such parties’ ability to consummate the transaction, the benefits of the transaction and the combined company’s future financial performance, as well as the combined company’s strategy, future operations, estimated financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used in this press release, the words “could,” “should,” “will,” “may,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project,” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on management’s current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. Except as otherwise required by applicable law, FRSG, the Company and EO disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date of this press release. FRSG, the Company and EO caution you that these forward-looking statements are subject to numerous risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of any of FRSG, the Company or EO. In addition, FRSG, the Company and EO caution you that the forward-looking statements contained in this press release are subject to the following factors: (i) the occurrence of any event, change or other circumstances that could delay the business combination or give rise to the termination of the Business Combination Agreement and Plan of Reorganization, dated as of August 12, 2021, by and among FRSG, FRSG Merger Sub Inc., EO and the Company, and the other agreements related to the business combination (including catastrophic events, acts of terrorism, the outbreak of war, COVID-19 and other public health events), as well as management’s response to any of the foregoing; (ii) the outcome of any legal proceedings that may be instituted against FRSG, the Company, EO, their affiliates or their respective directors and officers following announcement of the transactions; (iii) the inability to complete the business combination due to the failure to obtain approval of the stockholders of FRSG, regulatory approvals, or other conditions to closing in the transaction agreement; (iv) the risk that the proposed business combination disrupts FRSG’s or the Company’s current plans and operations as a result of the announcement of the transactions; (v) the Company’s and EO’s ability to realize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the pace and depth of EV adoption generally, and the ability of the Company to accurately estimate supply and demand for its EV charging products and services, and to grow and manage growth profitably following the business combination; (vi) risks relating to the uncertainty of the projected financial information with respect to the Company, including the conversion of pre-orders into binding orders; (vii) costs related to the business combination; (viii) changes in applicable laws or regulations, governmental incentives and fuel and energy prices; (ix) the possibility that the Company may be adversely affected by other economic, business, and/or competitive factors; (x) the amount of redemption requests by FRSG’s public stockholders; and (xi) such other factors affecting FRSG that are detailed from time to time in FRSG’s filings with the Securities and Exchange Commission (the “SEC”). Should one or more of the risks or uncertainties described in this press release, or should underlying assumptions prove incorrect, actual results and plans could differ materially from those expressed in any forward-looking statements. Additional information concerning these and other factors that may impact the operations and projections discussed herein can be found in FRSG’s final prospectus for its initial public offering, which was filed with the SEC on March 5, 2021, and its periodic filings with the SEC, including its Quarterly Report on Form 10-Q for quarterly period ended June 30, 2021. FRSG’s SEC filings are available publicly on the SEC’s website at www.sec.gov.

Important Information for Investors and Stockholders

In connection with the proposed business combination, a registration statement on Form F-4 that includes a preliminary proxy statement/prospectus has been filed by EO with the SEC. After the registration statement is declared effective, the definitive proxy statement will be distributed to FRSG’s stockholders in connection with FRSG’s solicitation for proxies for the vote by FRSG’s stockholders in connection with the proposed business combination and other matters as described in the Form F-4, as well as a definitive prospectus of EO relating to the offer of the securities to be issued in connection with the completion of the business combination. Copies of the Form F-4 may be obtained free of charge at the SEC’s website at www.sec.gov. FRSG’s stockholders are urged to read the preliminary proxy statement/prospectus and the other relevant materials (including, when available, the definitive proxy statement/prospectus) when they become available before making any voting decision with respect to the proposed business combination because they will contain important information about the business combination and the parties to the business combination. The information contained on, or that may be accessed through, the websites referenced in this press release is not incorporated by reference into, and is not a part of, this press release.

No Offer or Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed business combination and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of FRSG, EO or Juuce, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, as amended, or exemptions therefrom.

Participants in the Solicitation

FRSG, the Company and EO and their respective directors and officers may be deemed participants in the solicitation of proxies of FRSG’s stockholders in connection with the proposed business combination. Security holders may obtain more detailed information regarding the names, affiliations and interests of certain of FRSG’s executive officers and directors in the solicitation by reading FRSG’s final prospectus for its initial public offering, which was filed with the SEC on March 5, 2021, and the proxy statement/prospectus and other relevant materials filed with the SEC in connection with the business combination when they become available. Information concerning the interests of FRSG’s, the Company’s and EO’s participants in the solicitation, which may, in some cases, be different than those of their stockholders generally, will be set forth in the proxy statement/prospectus relating to the business combination when it becomes available.

EO Contacts

For Investors:

ICR, Inc.

eoIR@icrinc.com

For Media:

ICR, Inc.

eoPR@icrinc.com